June 18, 2019

Eva Boratto
Executive Vice President and Chief Financial Officer
CVS Health Corporation
One CVS Drive
Woonsocket, RI 02895

       Re: CVS Health Corporation
           Form 10-K for Fiscal Year Ended December 31, 2018
           Form 8-K Filed May 1, 2019
           File No. 001-01011

Dear Ms. Boratto:

      We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K Filed May 1, 2019

Exhibit 99.1
Non-GAAP Financial Information, page 11

1. We note your presentation of adjusted net income includes an adjustment for amortization of intangible assets. Please tell us how you determined that this adjustment does not substitute individually tailored recognition and measurement methods for those of GAAP.
      Refer to Question 100.04 of the Division's Non-GAAP Financial Measures Compliance
      and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Eva Boratto
CVS Health Corporation
June 18, 2019
Page 2

       You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if
you have any questions.



                                                       Sincerely,
FirstName LastNameEva Boratto
                                                       Division of Corporation
Finance
Comapany NameCVS Health Corporation
                                                       Office of Beverages,
Apparel and
June 18, 2019 Page 2                                   Mining
FirstName LastName